DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612 ww.dlapiper.com Christine C. Lehr christine.lehr@dlapiper.com T 919.786.2008 F 919.786.2200

Via Edgar and Courier

September 17, 2019

Erin Martin, Legal Branch Chief

Joshua Lobert, Staff Attorney

Division of Corporation Finance

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Lodging Fund REIT III, Inc.
Form 10-12G
Filed August 8, 2019
File No. 000-56082

Dear Ms. Martin and Mr. Lobert:

On behalf of our client, Lodging Fund REIT III, Inc. (“we,” “us” or the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, please find attached and as filed with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of the Company’s Amendment No. 1 to the Registration Statement on Form 10 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) to Corey Maple, Chief Executive Officer of the Company, dated September 5, 2019 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 1 along with four additional copies marked to show changes from the Company’s initial Registration Statement, together with copies of this response letter as filed with the SEC. The page numbers included in our responses refer to the clean, unmarked courtesy copies of Amendment No. 1.

Form 10 filed August 8, 2019

General

1.             Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the

Erin Martin, Legal Branch Chief

Joshua Lobert, Staff Attorney

U.S. Securities and Exchange Commission

September 17, 2019

Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Response:  The Company acknowledges that the Form 10 will automatically go effective 60 days after the original date filed with the SEC. It further acknowledges that upon effectiveness of the Form 10, it will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 and that the SEC will continue to review the Form 10 until all of the Staff’s comments have been addressed.

2.             Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response:  The Company understands that it is responsible for analyzing the applicability of the tender offer rules to its share repurchase program and the availability of any exemption. We have considered applicable SEC Division of Corporation Finance no-action letters. Based upon an analysis of the tender offer rules, including Regulation 14E, and the terms of the Company’s share purchase program, we believe that the Company’s program is consistent with the relief granted by the Staff in prior applicable no-action letters.

3.             We note that you plan to conduct a share repurchase program. Please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase program. We urge you to consider all the elements of your repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response:  The Company understands that it is responsible for analyzing the applicability of Regulation M to its share repurchase program. We have considered the SEC’s no-action letter, Alston & Bird (dated October 22, 2007), where the Staff granted relief to non-traded REITs that purchase shares of their common stock under an established share repurchase program while engaged in a distribution if certain conditions are met. We have considered the elements of the Company’s proposed share repurchase program and believe they are consistent with the class relief granted by the Division of Market Regulation.

4.             Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Response:  We note that the Company is not required to establish an updated NAV in accordance with FINRA Rules 5110 and 2231 as the Company is not conducting any public offering of its shares.  However, if the Company does choose to establish an updated NAV, it would not expect to establish an updated NAV until approximately 150 days following the second anniversary of breaking escrow in its private offering, or approximately November 2020, and would expect to subsequently update its NAV on an annual basis.  To the extent the Company does establish an updated NAV, it expects that the Advisor will determine the net asset value of the Company  by (i) taking into consideration the cost value of its hotel properties and other assets owned by the Company (if such hotel properties or other assets were acquired within 12 months of the applicable valuation), (ii) utilizing third-party appraisals or broker opinions of value (if such hotel properties or other assets have been owned by the Company for more than 12 months) or (iii) determining the enterprise value of the Company.

Erin Martin, Legal Branch Chief

Joshua Lobert, Staff Attorney

U.S. Securities and Exchange Commission

September 17, 2019

5.             We note your reliance upon the safe harbor for forward-looking statements as set forth in the Private Securities Litigation Reform Act of 1995. Please note that this safe harbor is not available for issuers that are not subject to the reporting requirements of Sections 13(a) or 15(d) of the Securities Exchange Act. Please revise to remove the reference.

Response:  We have revised the disclosure as requested to remove references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Please see page (i) of Amendment No. 1.

6.             We note that your bylaws include an exclusive forum provision that provides that “any Internal Corporate Claim (as that term is defined in Section 1-101(p) of the Corporations and Associations Article of the Annotated Code of Maryland” shall be brought in the “Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division.” Please discuss this provision in your Form 10, including the federal court alternative, and clarify whether an “Internal Corporate Claim” would include claims brought under the federal securities laws. Please discuss the potential impacts of this provision on investors, which may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Response:  We have revised the Form 10 to discuss the exclusive forum provision and its potential impact on investors.  Please see pages 45-46 in Amendment No. 1 under Item 11. “Description of Registrant’s Securities to be Registered”.

7.             We note your disclosure that you “intend to qualify as a real estate investment trust, or REIT, beginning with the taxable year ending December 31, 2018.” Please update this disclosure to clarify if you met the requirements and whether you qualify as a REIT.

Response:  We have revised the disclosure as requested. Note that we intend to qualify as a REIT beginning in the taxable year ended December 31, 2018, but at the date of our amended filing we have not yet filed our tax return for the year ended December 31, 2018.  Please see pages 3, 12, and 24 in Amendment No. 1.

Properties, page 20

8.             To the extent material, please include disclosure regarding occupancy and RevPAR or advise us why such disclosure is not material.

Response:  We have included disclosure regarding occupancy and RevPAR in the Form 10.   Please see the chart on page 24 in Amendment No. 1.

9.             Please provide additional detail about the type of service provided by each hotel (e.g., full service, limited service, extended stay, etc.).

Response:  We have included the requested detail regarding the type of service provided by each of our owned hotel properties.  Please see the chart on page 24 in Amendment No. 1.

Erin Martin, Legal Branch Chief

Joshua Lobert, Staff Attorney

U.S. Securities and Exchange Commission

September 17, 2019

Executive Compensation, page 27

10.      Please revise to specifically disclose whether you will reimburse your Advisor for the salaries and benefits to be paid to your named executive officers.

Response:  We have revised the disclosure to clarify that the Company will reimburse its Advisor for the Company’s allocable share of the salary and benefits of one of the Company’s named executive officers and have quantified the amounts reimbursed by the Company. Please see page 31 in Amendment No. 1.

Certain Relationships and Related Transactions and Director Independence Advisory Agreement, page 28

11.      You state on page 31 that you will “pay directly or reimburse the Advisor for certain expenses incurred by the Advisor in connection with its provision of services to us, including certain acquisition, disposition and financing costs and expenses, and our allocable share of overhead expenses.” Please expand your disclosure to describe the amount of these fees or how they will be determined.

Response:  We have revised the disclosure as requested in Amendment No. 1.  Please see page 35 for a revised disclosure of these fees and reimbursements.  See page 36 for the expanded chart quantifying all reimbursements paid to the Advisor.  Note that the Advisor is entitled to fees as shown on the table on pages 33 – 35.  They are also entitled to be reimbursed at cost for other expenses if incurred on behalf of the Company, as disclosed on page 33 and 35.  Examples of such expenses are legal, printing, accounting, and marketing costs.

12.      Please revise to quantify all fees paid to your Advisor, or advise.

Response:  We have revised the disclosure as requested in Amendment No. 1.  Please see page 35 for a revised disclosure of the fees and reimbursements to the Advisor.  See page 36 for the expanded chart quantifying all reimbursements paid to the Advisor.

Consolidated Financial Statements, page F-1

13.      Please amend your Form 10 to include updated financial statements as of a date not more than 134 days prior to the automatic effective date in accordance with Rule 8-08 of Regulation S-X.

Response:  We have amended the Form 10 to include updated financial statements as of June 30, 2019.

14.      Please tell us what consideration you gave to including the financial statements required by Rule 8-04 of Regulation S-X for the properties you have acquired to date.

Response:  We have now included financial statements for all of our properties acquired to date.  The two properties that were not included in the Company’s initial Form 10 filing were omitted until the audits were completed.

Erin Martin, Legal Branch Chief

Joshua Lobert, Staff Attorney

U.S. Securities and Exchange Commission

September 17, 2019

I would be happy to provide any additional information that might assist you in connection with this matter.  Please feel free to contact me by email at christine.lehr@dlapiper.com or by phone at (919) 786-2008 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Christine C. Lehr

Christine C. Lehr
Partner

CL:av